                                                                 Exhibit (l)(iv)

                               PURCHASE AGREEMENT
                              -------------------

     Scudder Institutional Funds, a Massachusetts trust (the "Trust"), on behalf of its series, Scudder Commodities Fund (the "Fund"), and Deutsche Investment Management Americas, Inc. ("DeIM"), its investment manager, hereby agree as follows:

     1. The Trust offers DeIM and DeIM hereby purchases 5 shares of beneficial interest of the Fund, which shall consist of one Class A Share, one Class B Share, one Class C Share, one Class S Share, and one Institutional Class Share, each having a par value of $.001 per share (the "Shares"), at a price of $10.00 per Share (the "Initial Shares"), the Trust agreeing to waive any initial sales charge and any contingent deferred sales charge on such purchase. DeIM hereby acknowledges receipt of the Initial Shares, and the Trust hereby acknowledges receipt from DeIM of $50.00 in full payment for the Initial Shares.

   2. DeIM represents and warrants to the Trust that the Initial Shares are being acquired for investment purposes and not for the purpose of distributing them.

   3. DeIM agrees that if any holder of the Initial Shares redeems such Shares in the Fund before one year after the date upon which the Fund commences its investment activities, the redemption proceeds will be reduced by the amount of unamortized organizational and offering expenses, in the same proportion as the Initial Shares being redeemed bears to the Initial Shares outstanding at the time of redemption. The parties hereby acknowledge that any Shares acquired by DeIM other than the Initial Shares have not been acquired to fulfill the requirements of Section 14 of the Investment Company Act of 1940, as amended, and, if redeemed, their redemption proceeds will not be subject to reduction based on the unamortized organizational and offering expenses of the Fund.

   4. The Trust and DeIM agree that the obligations of the Trust under this Purchase Agreement will not be binding upon any of the Trustees, shareholders, nominees, officers, employees or agents, whether past, present or future, of the Trust, individually, but are binding only upon the assets and property of the Trust, as provided in the Amended and Restated Declaration of Trust. The execution and delivery of this Purchase Agreement have been authorized by the Trustees of the Trust, and signed by an authorized officer of the Trust, acting as such, and neither the authorization by the Trustees nor the execution and delivery by the officer will be deemed to have been made by any of them individually or to impose any liability on any of them personally, but will bind only the trust property of the Trust as provided in the Amended and Restated Declaration of Trust. No series of the Trust, including the Fund, will be liable for any claims against any other series.

     IN WITNESS WHEREOF, the parties hereto have executed this Purchase Agreement as of the 4th day of February, 2005.

ATTEST:                                  SCUDDER INSTITUTIONAL FUNDS


/s/ Rebecca Leamon                       By: /s/ Bruce A. Rosenblum
-------------------                         ---------------------------
Rebecca Leamon                              Name:   Bruce A. Rosenblum
Legal Product Specialist                    Title:  Vice President and Assistant
                                                    Secretary


ATTEST:                                  DEUTSCHE INVESTMENT
                                         MANAGEMENT AMERICAS, INC.


/s/ Rebecca Leamon                       By: /s/ Jeffrey Engelsman
------------------                          ---------------------------
Rebecca Leamon                              Name:  Jeffrey Engelsman
Legal Product Specialist                    Title: Assistant Secretary